EXHIBIT 99.1

Burcon Announces Issuance of Convertible Note

VANCOUVER, British Columbia, May 12, 2016 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon”) announced today that, pursuant to a convertible note purchase agreement (the “Agreement”) it entered into on April 7, 2016 with Large Scale Investments Limited (the “Lender”), it has received funding from the Lender and issued a convertible note (the “Note”) to the Lender for the principal amount of $2,000,000.  The Lender is a wholly-owned subsidiary of ITC Corporation Limited.  The terms of the Agreement and the Note were disclosed in a press release of Burcon dated April 7, 2016. Burcon has also filed a material change report on April 8, 2016 containing the prescribed disclosure under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

The net proceeds from the issuance of the Note will be used for continued research and development of Burcon’s protein extraction and purification technologies, commercialization of Burcon’s pea protein technology, continued work on Burcon’s intellectual property portfolio and general corporate purposes.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant- based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.

Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the use of proceeds and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 23, 2015 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca